Syneron Establishes Strategic Sales and Marketing Ventures in India and Russia

YOKNEAM, ISRAEL -- 06/24/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) announced today that it has established a strategic relationship for marketing and sales in India and Russia following the receipt of regulatory approval to sell Syneron's proprietary elos™-based products in both the Indian and Russian markets. In India, Syneron has signed an agreement with Suchita NuMed Tech Pvt. Ltd. and in Russia with JSC "World."

According to Syneron CEO, Moshe Mizrahy, "The two new agreements, in addition to the agreement in China announced one month ago, are part of a strategic decision in Syneron to enter these three emerging markets for medical aesthetic products in their early stage of development to ensure a strong market position in the future."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of bi-polar radio frequency and light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman, VP Investor Relations
Syneron Medical
Telephone: +972 4909 6282
ir@syneron.com